UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2005

Commission File Number: 33398141

Burns, Philp & Company Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Australia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 23 56 Pitt Street Sydney NSW 2000 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                                             BURNS, PHILP & COMPANY LIMITED
                                             ABN 65 000 000 359

                                             LEVEL 23, 56 PITT STREET
                                             SYDNEY  NSW  2000
                                             GPO BOX 543
                                             SYDNEY  NSW  2001
                                             AUSTRALIA

                                             TEL: NATIONAL (02) 9259 1111
                                             TEL: INT’L +61 (2) 9259 1111
                                             FAX: (02) 9247 3272

29 September 2005

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000

Dear Mr Gates

Burns Philp announces new listing of Goodman Fielder together with the purchase of New Zealand Dairy Foods Limited, which will be included in the new listing.

Burns Philp plans to establish a new Australasian food company, intended to be listed on the Australian and New Zealand stock exchanges under the name of Goodman Fielder.  Burns Philp will retain a significant shareholding in the company together with appropriate board
representation.  The Goodman Fielder businesses will comprise Burns
Philp’s existing Baking division together with its existing Spreads &
Oils division.  Burns Philp’s Snack Food Division including Uncle Tobys,
Le Snak and Bluebird in New Zealand will not be included.

In addition, Burns Philp has, through Goodman Fielder, entered into a conditional agreement with Rank Group Limited to acquire New Zealand
Dairy Foods Limited, a national supplier of dairy foods and small goods in New Zealand.  The business will be merged with Goodman Fielder’s New
Zealand operations. Burns Philp believes that this will facilitate the realisation of significant synergies (which will accrue to Goodman
Fielder) and will provide a platform from which to further develop the group’s dairy interests.  The new Goodman Fielder will settle the acquisition shortly after completion of the Initial Public Offering
(IPO) of Goodman Fielder.  The terms of the acquisition provide for the price paid to be calculated on the same  price multiples achieved for the IPO  but with the earnings to be subject to due diligence,  an earn-
out and to be capped.  Complete details of the acquisition will be disclosed in the Prospectus.  Burns Philp has arranged for an
Independent Report to be prepared by Grant Samuel & Associates Pty
Limited.

The initiative to partially divest Burns Philp’s interest in these businesses is driven by its board of directors who believe that significant value has been created and consider it appropriate at this stage to realise that capital for redeployment.  By maintaining a strategic shareholding and board representation, Burns Philp believes that it will also be able to contribute to and participate in the ongoing profitability and growth of the Goodman Fielder businesses.

Further, Burns Philp has today made a conditional tender offer for its three outstanding series of high yield US Notes for a total offer price of approximately US$820 million.  The effect of this offer, if fully taken up by note holders, will be to repay the outstanding indebtedness
under these Notes.   Burns Philp will be funding the tender offer
through a mixture of cash on deposit and a new debt facility.

Burns Philp’s proposed new listing of Goodman Fielder in the latter part of this year will depend upon:

-  all necessary regulatory approvals including New Zealand Overseas
Investment Office   approval, being obtained;

-  any required shareholder approvals being obtained;

-  Burns Philp successfully purchasing a majority of its three outstanding series of high yield US notes and putting in place senior debt facilities for the Goodman Fielder business;

-  no adverse change to financial or capital market conditions in
Australia or the United States; and

-  acceptable underwriting and offer management arrangements being concluded.

If the final decision to proceed with the float is made by the Burns
Philp board, full details of the offer will be provided in an offer document to be lodged with the Australian Investment and Securities
Commission.

Burns Philp proposes to give a priority allocation of shares in Goodman
Fielder to its existing shareholders, including holders of its converting preference shares.

GOODMAN FIELDER

Summary details of the businesses to be included in Goodman Fielder are set-out below.

Baking Division

Brands:  Helga’s, Mighty Soft, Wonder White, Molenberg, Quality Bakers,
         Vogel’s (under licence), Ernest Adams, Irvines, Buttercup,
         Country Bake, Country Split, Crumb Craft, Family Choice, Riga,
         Sunicrust, Champion, Edmonds

The Burns Philp Baking business is one of the two largest bakers in
Australia and New Zealand with significant market positions in both countries.  It is a producer of packaged bread and other baked goods such as rolls, muffins and crumpets.  In Australia Burns Philp markets its products under brands such as Helga’s, Mighty Soft, Wonder White and
Molenberg.  In New Zealand the brands include Quality Bakers, Vogel’s
(under licence) and Molenberg.  The business also manufactures baking ingredients, sweet and savoury baked products, pies and pastries.  These products are sold under brands including Ernest Adams and Irvines.  The
Baking group supplies all retail trade, including supermarket chains and route/convenience, and is a major wholesale supplier of bread and bakery ingredients to customers such as hospitals, prisons, universities, restaurants, in-store bakeries and other small food manufacturers.  The baking group operates from 20 plants in Australia and 13 in New Zealand with nationwide distribution logistics.

Spreads & Oils Division

Brands:  MeadowLea, Praise, Cornwells, Paul Newman’s Own (under licence), White Wings, Olivani, Gold’n Canola, Top Cook, Rizzoli, AMCO,
Diamond, Holbrooks, Pampas, Eta

This division comprises two parts, retail and commercial/food service.

The retail business develops, markets and distributes spreads including margarines, mayonnaise, sauces and other accompaniments, edible and cooking oils, flour, cake mixes, desserts and a wide range of related products.  The retail brands include Meadow Lea, Praise, Paul Newman’s
Own, and White Wings.

The commercial business operates edible oil refineries, flour mills and processing facilities producing liquid and dry grocery lines.  The commercial business supplies a significant number of food and beverage processors and marketers.  It also operates a large food service business supplying restaurants, hotels, hospitals and other commercial operations.

The retail and commercial Spreads and Oils operations are located in
Australia and New Zealand.  These businesses also distribute to several countries in the Asia Pacific region and export to over 40 different countries.

New Zealand Dairy Foods

Brands:  Meadow Fresh, Naturalea and Nature’s Energy milk beverages;
         Meadow Fresh, Weightwatchers and Naturalea yoghurts;
         Tararua cultured dairy; Anchor cheese (under licence),
         Chesdale, Ornelle, Puhoi and Bouton d’Or cheeses
         Kiwi, Huttons and Top Hat meats

New Zealand Dairy Foods Limited is a national supplier of dairy foods and small goods throughout New Zealand.  The business is one of two major dairy food suppliers providing a full range of dairy based products including drinking milks, flavoured milks, cultured foods, yoghurts, cheeses and specialty cheeses.

In small goods the product range includes bacon, ham, biersticks, salami, specialty meats and sausages, luncheon.  Retail brands are Kiwi,
Huttons, Brooks, Milano and Tenderkist.

The company services the retail trade including major supermarkets and the route/convenience stores.  It also has a significant food service business that supplies restaurants, institutions and other commercial operations.

The business has milk processing plants in both the North and South
Island, meat processing facilities and a significant nationwide logistics platform.

It is intended to merge the New Zealand Dairy Foods business with
Goodman Fielder’s New Zealand operations.  Goodman Fielder operations in
New Zealand are of a significant scale and include baking, bakery ingredients, spreads, accompaniments and packaged meals.  The business’s portfolio of brands includes household names – Quality Bakers, Vogel’s,
Nature’s Fresh, Molenberg, Edmonds, Flemings, Irvines, Leaning Tower,
Meadow Lea.

The businesses are complementary and their merger will add further scale, distribution reach and provide a basis for the realisation of synergy benefits.

Yours sincerely

/s/ Helen Golding

HELEN GOLDING
Company Secretary

Important Notice

This announcement does not contain or constitute an offer or invitation to purchase or subscribe for any shares in Goodman Fielder in any jurisdiction including the United States and should not be relied on in connection with any decision to purchase or subscribe for any such shares.

A Prospectus will be made available when the securities under the IPO are offered in Australia.  Any eligible Australian investor who wants to acquire shares in Goodman Fielder will need to complete an application form that will be in or will accompany the Australian Prospectus.

The shares to be offered in the IPO have not been and will not be registered under the US Securities Act of 1933, as amended (the
Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This announcement has been prepared by Burns, Philp & Company Limited for publication in Australia. This announcement is not an offer to purchase or a solicitation of an offer to purchase relating to the U.S.
notes or any other security.  This announcement is not an offer of securities for sale in the United States, and any such securities may not be offered or sold in the United States absent registration or an exemption from registration.  The tender offer for the U.S. notes is being made only by the
Offer to Purchase dated September 28, 2005 and the related letter of transmittal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burns, Philp & Company Limited

Date: September 28, 2005	By:	Helen Golding
	Name:	Helen Golding
	Title:	Company Secretary & Group Legal Counsel